Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,					Nine Months Ended August 31, 2004
	1999	2000	2001	2002	2003
Pre-tax income (loss) from continuing operations	$58.5	$7.3	$(10.9)	$7.5	$(84.4)	$(9.7)

Adjustment for income or loss from equity investees	—	(0.6)	(1.0)	(1.0)	0.8	0.3

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$58.5	$6.7	$(11.9)	$6.5	$(83.6)	$(9.4)

Distributed income of equity investees	—	—	—	—	0.5	—

Less: Capitalized interest	(0.3)	(0.4)	(0.4)	—	—	—

Amortization of interest previously capitalized	—	—	—	0.1	0.1	0.1

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$58.2	$6.3	$(12.3)	$6.6	$(83.0)	$(9.3)

Fixed Charges:
Interest expense, including capitalized interest	$18.9	$15.1	$14.4	$8.1	$15.3	$15.5
Amortization of debt issuance costs	0.1	0.3	0.6	1.0	4.8	1.2
Imputed interest portion of rent expense	2.0	2.3	2.8	2.7	2.9	1.9

Total Fixed Charges	$21.0	$17.7	$17.8	$11.8	$23.0	$18.6

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$79.2	$24.0	$5.5	$18.4	$(60.0)	$9.3

Ratio of Earnings to Fixed Charges (a)	3.8	1.4	—	1.6	—	—

(a)	For fiscal years 2003 and 2001, the ratio was less than 1.0x and was deficient by $83.0 million and $12.3 million, respectively.

For the nine months ended August 31, 2004, the ratio was less than 1.0x and was deficient by $9.3 million.